                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           Integ Incorporated
                          _____________________
                            (Name of Issuer)


                                  Common Stock
                         ______________________________
                         (Title of Class of Securities)


                                458 100 104
                               ______________
                               (CUSIP Number)

                Timothy I. Maudlin, Medical Innovation Partners,
              990 Bren Road East, Suite 421, Minnetonka, MN 55343
                                 (612) 931-0154
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 9, 1997
                                _______________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------                                  ---------------------
  CUSIP NO. 458 100 104               13D                  PAGE 2 OF 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Medical Innovation Fund ("MIF")
      Medical Innovation Fund ("MIF II")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MIF - Minnesota                   MIF II - Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    MIF - 960,228
     NUMBER OF            MIF II - 890,340

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    MIF - 960,228
    REPORTING             MIF II - 890,340

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      MIF - 960,228                      MIF II - 890,340

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      MIF - 10.3%                       MIF II - 9.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      MIF-PN      MIF II - PN
------------------------------------------------------------------------------
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                                                                     Page 3 0f 6
                                 SCHEDULE 13D
                                 ------------

CUSIP No.  458 100 104
           -----------

Item 1.   Security and Issuer
          -------------------

          The securities to which this Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Integ Incorporated (the "Issuer"). The address of the Issuer's principal executive offices is 2800 Patton Road, St. Paul, MN 55113.

Item 2.   Identity and Background
          -----------------------

          (a-c) The persons (the "Reporting Persons") filing this statement are Medical Innovation Fund, a Limited Partnership ("MIF"), and Medical Innovation Fund II, a Limited Partnership ("MIF II"), each of which is a Minnesota limited partnership. Each of the Reporting Persons is an investment partnership located at 9900 Bren Road East, Suite 421, Minnetonka, MN 55343.

          The general partner of MIF is Medical Innovation Partners, a Limited Partnership ("MIP"), and the general partner of MIF II is Medical Innovation Partners II, a Limited Partnership ("MIP II"). The principal business address of MIP and MIP II is 9900 Bren Road East, Suite 421, Minnetonka, MN 55343. The general partners of MIP are Timothy I. Maudlin and Robert S. Nickoloff, and the general partners of MIP II are Mark B. Knudson, Ph.D., Mr. Maudlin and Mr. Nickoloff (collectively, the "General Partners"). The business address for Dr. Knudson, Mr. Maudlin and Mr. Nickoloff is 9900 Bren Road Est, Suite 421, Minnetonka, MN 55343.

          (d-e) During the last five years, none of the Reporting Persons or the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          MIF acquired a total of 1,253,904 shares of Common Stock between April 1990 and November 1992 for an aggregate of approximately $1,770,000, which funds came from contributions to capital by limited partners.

          MIF II acquired a total of 560,586 shares of Common Stock between February 1994 and June 1995 for an aggregate of approximately $2,795,000, which funds came from contributions to capital by limited partners. On July 1, 1996, MIF II acquired 75,579 shares of Common Stock for $718,000.50 in the Issuer's initial public offering, which funds came from contributions to capital by limited partners.

          Dr. Knudson acquired 200,000 shares of Common Stock in April 1990 with personal funds in connection with the founding of the Issuer.

Item 4.        Purpose of the Transaction
               --------------------------

          The Reporting Persons acquired ownership of the shares of Common Stock reported herein for investment purposes. Dr. Knudson also acquired shares of Common Stock for investment purposes.

          On January 9, 1997, MIF completed a distribution of 350,002 shares of Common Stock to its partners. From that distribution, Timothy I. Maudlin received 911 shares, Robert S. Nickoloff received 527 shares and Mark B. Knudson received 335 shares.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

          (a) As of January 9, 1997, the Reporting Persons may be deemed to beneficially own in the aggregate 1,850,568 shares of Common Stock, which constitutes 19.3% of the outstanding shares of Common Stock (based on the number of shares that were outstanding as of January 9, 1997, including 310,501 shares that could be acquired within 60 days of such date through the exercise of stock options and warrants).

          As of January 9, 1997, the Reporting Persons and the General Partners may be deemed to have beneficial ownership of the Issuer's Common Stock as follows:

        Name           Number of Shares    Percentage of Total Shares
--------------------  -------------------  ---------------------------

MIF.................           960,228(1)                        10.3%
MIF II..............           890,340(2)                         9.3%
Mark B. Knudson.....           143,668(3)                         1.5%
Timothy I. Maudlin..               911(4)                 Less than 1%
Robert Nickoloff....               527(4)                 Less than 1%

_________________

(1) Includes 56,326 shares of Common Stock that could be acquired within 60 days of January 9, 1997 through the exercise of outstanding stock options and warrants.

(2) Includes 254,175 shares of Common Stock that could be acquired within 60 days of January 9, 1997 through the exercise of outstanding stock options and warrants.

(3) Includes 33,333 shares of Common Stock issuable upon the exercise of outstanding options. Excludes shares held by MIF II. Dr. Knudson is a general partner of MIP II, the general partner of MIF II. Dr. Knudson disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest in such partnership. Also excludes 25,000 shares of Common Stock held by Dr. Knudson's wife, 54,000 shares held by Knudson Family L.P., and 3,000 shares held by his daughters for which beneficial ownership is disclaimed.

(4) Excludes shares held by MIF and MIF II. Messrs. Maudlin and Nickoloff are general partners of MIF and MIF II. Messrs. Maudlin and Nickoloff disclaim beneficial ownership of such shares, except to the extent of their proportionate pecuniary interests in such partnerships.


     (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock of which it is deemed the beneficial owner.

     (c) On January 9, 1997, MIF completed a distribution of 350,002 shares of Common Stock to its partners.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit   Description of Exhibit
-------   ----------------------

1 *       Joint Filing Agreement, dated July 11, 1996
______________
*    Previously filed as Exhibit 1 to Schedule 13D filed July 11, 1997.
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                                                                     Page 6 of 6

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1997

                                    MEDICAL INNOVATION FUND


                                    /s/ Timothy Maudlin
                                    --------------------------------------
                                    Timothy I. Maudlin, General Partner of
                                    Medical Innovation Partners, its General
                                    Partner


                                    MEDICAL INNOVATION FUND II


                                    /s/ Timothy Maudlin
                                    --------------------------------------
                                    Timothy I. Maudlin, General Partner of
                                    Medical Innovation Partners II, its General
                                    Partner